

October 30, 2020

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036

Re: Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
    Amendment No. 1 to Offering Statement on Form 1-A
    Filed October 23, 2020
    File No. 024-11313

Dear Mr. Miller:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A filed October 23, 2020

Unaudited Pro Forma Condensed Combined Financial Information, page A-2

1. Please update your pro forma financial statements to include a balance sheet as of the date of your latest balance sheet and income statements for the latest fiscal year and interim period.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger